FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of September 2003

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F     ✓       Form 40-F

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No    ✓

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                                   ]

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Apostolos Tamvakakis

(Registrant)

Date: 16th September, 2003	Apostolos Tamvakakis Deputy Governor

PRESS RELEASE

National Bank of Greece Group expands in the U.S.A.

Atlantic Bank of New York, the subsidiary of National Bank of Greece in the U.S.A., has announced the signature of a definitive agreement with Allied Irish Banks, plc (NYSE: AIB), whereby Atlantic Bank will purchase all deposit accounts, safe deposit boxes and certain consumer and business loans located at AIB’s 405 Park Avenue branch office.

The above transaction is in line with NBG’s strategic goals for enhanced competitiveness and expansion in the crucial and highly demanding market of New York.

The AIB branch has many years of continuous presence in the heart of Manhattan and owns deposits that exceed $ 210 million. The incorporation of the branch will “add value” in Atlantic Bank’s established network by expanding its clientele base while strengthening its retail activities and lending business to small and medium size enterprises.

With the incorporation of the new branch, Atlantic Bank of New York will count 21 branches while the opening of two branches in the State of New York, is expected until the end of the year. Finally, it should be mentioned that after the branch acquisition the total Assets of Atlantic Bank would exceed $3 billion.

The press release issued by Atlantic Bank of New York and Allied Irish Banks plc is attached.

Allied Irish Banks, plc
960 Avenue of the Americas	405 Park Avenue
New York, New York 10001	New York, New York 10022

Atlantic Bank of New York to Acquire $210 Million
Retail Branch Business of Allied Irish Banks, plc

New York, NY, September 12, 2003 — Atlantic Bank of New York, member of the NBG Group (NYSE: NBG), and Allied Irish Banks, plc (“AIB”) (NYSE: AIB) jointly announced today that they have signed a definitive agreement whereby Atlantic Bank will purchase all deposit accounts, safe deposit boxes and certain consumer and business loans located at AIB’s 405 Park Avenue branch office. The branch represents AIB’s sole retail banking office in the US. Upon completion of the transaction, Atlantic Bank expects to assume operation of the 405 Park Avenue branch as part of its more than 20 branch office network.

The transaction, which is subject to the receipt of appropriate regulatory approval and other customary conditions of closing, is expected to be finalized during the fourth quarter of this year. This transaction follows a decision by AIB and M&T Bank not to proceed with their previously announced sale of the 405 Park Avenue branch office. Financial terms were not disclosed.

Commenting on the transaction, Mr. William Strickland, AIB’s Executive Vice President and General Manager, stated, “The sale of our Retail Branch business to Atlantic Bank is very good news for our employees, customers and community. Our employees benefit from new career path opportunities and our customers and neighbors gain direct access to a broader array of commercial bank products and services. I know that our tradition of providing high quality service to our customers will be greatly enhanced by the sale of our Retail Branch business to such a highly customer-focused organization as Atlantic Bank.”

“The acquisition of AIB’s Retail Branch office and related business represents an excellent opportunity to expand Atlantic Bank’s retail branch presence and our small- to middle-market business franchise in the Manhattan market,” stated Thomas M. O’Brien, President and Chief Executive Officer of Atlantic Bank. “Our focus on providing a high degree of personalized attention to our clients is consistent with the type of service AIB’s customers have become accustomed to receiving from the experienced staff at AIB’s New York branch office. We expect to continue to offer superb service through the same staff that AIB’s customers have come to know and trust over the years. Together with our extensive line of consumer and commercial services, the branch staff will be in a position to provide an increased array of financial solutions to their entire customer base,” added Mr. O’Brien.

Established in 1926, Atlantic Bank of New York is one of the top 20 commercial banks serving the New York area. With over $3.0 billion in assets, Atlantic Bank is a full-service commercial bank providing a comprehensive range of financial services to small- and mid-sized businesses, commercial real estate investors and consumers. The Bank operates 20 branch offices in Manhattan, Queens, Brooklyn, Long Island, Westchester, Dutchess and Boston. Atlantic Bank is a member of the NBG Group (NYSE: NBG), which has more than $57 billion in assets and operates in 17 countries.

AIB Group is Ireland’s leading banking and financial services organization. It operates principally in Ireland, Britain, the USA and Poland, and has assets of more than $86 billion.

Contact:

Atlantic Bank of New York	Allied Irish Banks, plc
Anthony J. Morris	William J. Strickland
Senior Vice President	Executive Vice President
Corporate Planning & Marketing	General Manager
212-714-7579	212-339-8032